EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(dollar amounts in thousands)	2018	2017	2018	2017
Pretax income before adjustment for income from unconsolidated subsidiaries	$60,063	$69,933	$100,191	$106,973
Add:
Fixed charges	13,409	11,147	23,804	20,234
Adjusted pretax income	$73,472	$81,080	$123,995	$127,207
Fixed charges:
Interest expense	$10,061	$8,376	$17,667	$15,524
Estimate of interest within rental expense	3,348	2,771	6,137	4,710
Total fixed charges	$13,409	$11,147	$23,804	$20,234
Ratio of earnings to fixed charges	5.5	7.3	5.2	6.3